                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under The Securities Exchange Act of 1934
                                (Amendment No. 4)

                         Premier National Bancorp, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.80 per share

                         (Title of Class of Securities)

                                   74053F 107

                                 (CUSIP Number)

                           Edward vK. Cunningham, Jr.
                                    President
                       The George Gale Foster Corporation
                       c/o Van DeWater & Van DeWater, LLP
                       Mill & Garden Streets, P.O. Box 112
                          Poughkeepsie, New York 12602
                                 (914) 452-5900

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 3, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT.


This document consists of 7 pages.

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CUSIP No. 74053F 107                Schedule 13D                    Page 2 of 7

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         The George Gale Foster Corporation
         14-1460192

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [  ]
         (b)      [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (See Instructions): Not applicable


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware


NUMBER OF         7.   SOLE VOTING POWER:
SHARES                 941,981
BENEFICIALLY
OWNED BY          8.   SHARED VOTING POWER:
EACH                   0
REPORTING
PERSON            9.   SOLE DISPOSITIVE POWER:
WITH                   941,981

                 10.   SHARED DISPOSITIVE POWER:
                       0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:
         941,981

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
         (See Instructions)                 [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         5.96%

14.      TYPE OF REPORTING PERSON (See Instructions):
         CO


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CUSIP No. 74053F 107                Schedule 13D                    Page 3 of 7


                         AMENDMENT NO. 4 TO SCHEDULE 13D


         The Schedule 13D, dated September 30, 1994, as amended, of The George Gale Foster Corporation ("GGF" or the "Reporting Person") is hereby amended as set forth below. Capitalized terms used herein without definition have the meaning set forth in Amendment No. 3 to the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D and Amendments Nos. 1, 2 and 3 thereto, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and the amendments thereto.


ITEM 2.  IDENTITY AND BACKGROUND.


         Item 2 of the Schedule 13D is amended as set forth below:

         Harriet L. Foster resigned as a director of the Reporting Person.

         Joan F. Williams, deceased, is no longer a director of the Reporting Person.

         David S. Williams has been elected a director of the Reporting Person.
Schedule I of the Schedule 13D is therefore amended by adding the following:

Name                     Occupation and Business      Business or Residence
----                              Address                     Address
                         -----------------------      ---------------------
David S. Williams        Manager, Market Development,   6 Massachusetts Avenue
                         Nu Genesis Technologies        Lakeville,
                         Westborough, Massachusetts     Massachusetts 02347

         During the past five years, to the best of the Reporting Person's knowledge, David S. Williams (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         David S. Williams is a United States citizen.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is amended as set forth below:

         (a)-(b) Since the filing of Amendment No. 3 to this Schedule 13D, the number of shares of Premier Common Stock beneficially owned by the Reporting Person has changed primarily as a result of 10% stock dividends distributed to the holders of the Premier Common Stock on January 15, 1999 and January 14, 2000 and the percentage of the outstanding Premier Common Stock beneficially owned by the Reporting Person has increased as a result of a reduction in the number of shares outstanding through Premier's stock repurchases.

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CUSIP No. 74053F 107                Schedule 13D                    Page 4 of 7


         GGF beneficially owns 941,981 shares of Premier Common Stock, which shares represent approximately 5.96% of the 15,799,535 shares of Premier Common Stock issued and outstanding as of June 30, 2000.

         Edward vK. Cunningham, Jr., a director and executive officer of the Reporting Person, beneficially owns 72,458 shares of Premier Common Stock, or less than 1% of the outstanding shares. Mr. E. vK. Cunningham, Jr. has sole voting and dispositive power over 39,364 of such shares, including 25,176 shares held in retirement accounts. Mr. E. vK. Cunningham, Jr. is a co-trustee and beneficiary of two family trusts which hold an aggregate of 33,094 of such shares, as to which Mr. E. vK. Cunningham, Jr. has shared voting and dispositive power. In addition, Mr. E. vK. Cunningham, Jr.'s spouse owns 3,028 shares of Premier Common Stock, as to which beneficial ownership is disclaimed.

         T. Jefferson Cunningham III, a director and executive officer of the Reporting Person, beneficially owns 369,335 shares of Premier Common Stock, or approximately 2.3% of the outstanding shares. Mr. T.J. Cunningham III has sole voting and dispositive power over 314,744 of such shares including 166,348 shares which Mr. T.J. Cunningham III has a right to acquire within 60 days pursuant to the exercise of stock options, 1,423 shares allocated to Mr. T.J. Cunningham III under Premier's ESOP and 63,673 shares held in retirement accounts. Mr. T.J. Cunningham III is a co-trustee and beneficiary with Mr. E. vK. Cunningham, Jr. of the two family trusts noted above, which hold an aggregate of 33,094 shares of Premier Common Stock, and as to which Mr. T.J. Cunningham III has shared voting and dispositive power. Mr. T.J. Cunningham III's children own an aggregate of 21,497 shares of Premier Common Stock, as to which Mr. T.J. Cunningham III has shared voting and dispositive power.

         Christopher G. Cunningham, a director of the Reporting Person, beneficially owns 26,752 shares of Premier Common Stock, or less than 1% of the issued and outstanding shares. Mr. C.G. Cunningham has sole voting and dispositive power over such shares.

         Jonathan E. Twichell, a director of the Reporting Person, beneficially owns 7,651 shares of Premier Common Stock, or less than 1% of the issued and outstanding shares. Mr. J.E. Twichell has sole voting and dispositive power over such shares.

         Except as otherwise described herein, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I of Amendment No. 2, as amended herein, beneficially owns any shares of Premier Common Stock.

         (c) Other than receipt of shares of Premier Common Stock in connection with routine quarterly dividend reinvestment under Premier's Dividend Investment and Stock Purchase Plan, no other transactions in Premier Common Stock were effected during the past 60 days by the Reporting Person, or, to the best of the Reporting Person's knowledge, by any of the persons listed on Schedule I of Amendment No. 2, as amended herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with an Agreement and Plan of Reorganization ("Reorganization Agreement"), dated as of July 9, 2000, among Premier, M&T Bank Corporation ("M&T") and Olympia Financial Corp. ("Olympia"), and an Agreement and Plan of Merger (the "Plan of

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CUSIP No. 74053F 107                Schedule 13D                    Page 5 of 7


Merger," and together with the Reorganization Agreement, the "Merger Agreements") among Premier, M&T and Olympia, the Reporting Person, Edward vK. Cunningham, Jr. and T. Jefferson Cunningham, III, each in its or his capacity as a shareholder of Premier, has agreed with M&T, in letter agreements dated July 9, 2000 but executed on August 3, 2000, to vote or cause to be voted for approval of the Merger Agreements all of the Premier Common Stock which it or he is entitled to vote with respect thereto (the "Voting Agreements"). In addition, the Reporting Person and Mr. T.J. Cunningham III each agreed not to transfer or otherwise dispose of its or his shares of Premier Common Stock prior to shareholder approval of the Merger Agreements.

         The foregoing description of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 1 to this Amendment No. 4 to the Schedule 13D and is specifically incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The exhibit listed in the Exhibit Index is filed herewith and is incorporated herein by reference.


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CUSIP No. 74053F 107                Schedule 13D                    Page 6 of 7


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 11, 2000            THE GEORGE GALE FOSTER CORPORATION


                                    By: /s/   Edward vK. Cunningham, Jr.
                                        --------------------------------
                                    Edward vK. Cunningham, Jr., President

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CUSIP No. 74053F 107                Schedule 13D                    Page 7 of 7


                                  EXHIBIT INDEX




EXHIBIT                            DESCRIPTION
-------                            -----------
  1                      Form of Agreement between the George Gale Foster
                         Corporation, Edward vK. Cunningham, Jr. and T.
                         Jefferson Cunningham III, each on the one hand, and
                         M&T Bank Corporation.